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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69037

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Netrex Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

270 South Service Road, Suit 45
(No. and Street)

Melville	NY	11747
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brent Hippert	443-541-8400	brent@bdexpert.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mayer Hoffman McCann
(Name – if individual, state last, first, and middle name)

5 Bryant Park	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

10/22/2023	199
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Hippert, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Netrex Capital Markets, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO

[signature] Notary Public

NOTARY PUBLIC STATE OF FLORIDA

JAMES HEFFERNAN
Commission # HH 248804
Expires April 4, 2026

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Netrex Capital Markets, LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2023
AND INDEPENDENT AUDITORS' REPORT

Netrex Capital Markets, LLC

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Netrex Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Netrex Capital Markets, LLC (the "Company") as of December 31, 2023, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Mayer Hoffman McCann CPAs
The New York Practice of Mayer Hoffman McCann P.C.
An Independent CPA Firm

5 Bryant Park at
1065 Avenue of the Americas
New York, NY 10018

Phone: 212.790.5700
Fax: 816.897.1387
mhmcpa.com



Supplemental Information

The computation of net capital, computation for determination of reserve requirements, and information relating to the possession or control requirements (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mayer Hoffman McCann CPAs

We have served as the Company's auditors since 2018.

New York, New York
March 27, 2024

Netrex Capital Markets, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash	$	2,427,681
Accounts Receivable		464,722
Prepaid Expenses		49,354
Right of Use Asset		83,213
Total Assets	$	3,024,970

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses (Note 4)	$	134,800
Lease Liability		83,213
Total Liabilities		218,013
MEMBERS' EQUITY		2,806,957
Total Liabilities and members' equity	$	3,024,970

The accompanying notes are an integral part of these financial statements

Netrex Capital Markets, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUE

Advisory fee revenue	$	8,957,757
Consulting and referral fees		340,000
TOTAL REVENUE		9,297,757

OPERATING EXPENSES:

Compensation and benefits	6,182,616
Marketing and Travel and Entertainment	880,033
Office Expenses Communications and Technology	340,889
Service agreement expense (Note 4)	16,500
Regulatory fees	58,016
Professional fees	119,100
Other operating expenses	81,816
Total expenses	7,678,970

NET INCOME	$	1,618,787

The accompanying notes are an integral part of these financial statements

Netrex Capital Markets, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

MEMBER'S EQUITY, JANUARY 1, 2023	$	4,687,701
Net income		1,618,787
Members' distributions		(3,499,531)
MEMBERS' EQUITY, DECEMBER 31, 2023	$	2,806,957

The accompanying notes are an integral part of these financial statements

Netrex Capital Markets, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

OPERATING ACTIVITIES:

Net income	$	1,618,787
Adjustments to reconcile net income to net cash provided by operating activities:		
Non-cash lease expense		52,500
Change in Operating activities and liabilities		
Accounts receivable		(379,722)
Prepaid expenses		26,871
Accounts payable and accrued expenses		25,055
Operating Lease Liability		(52,500)
Net cash provided by operating activities		1,290,991
FINANCING ACTIVITIES		
Members' distributions		(3,499,531)
Net cash used by financing activities		(3,499,531)
NET DECREASE IN CASH		(2,208,540)
CASH AT BEGINNING OF YEAR		4,636,221
CASH AT END OF YEAR	$	2,427,681

The accompanying notes are an integral part of these financial statements

Netrex Capital Markets, LLC

NOTE 1 – Nature of Business

Netrex Capital Markets, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).   The Company is a Florida corporation formed on March 7, 2011 and is majority owned by Netrex Capital Markets Holdings, LLC (the "Parent").

The Company principally provides public and private companies advice regarding capital raising. The Company anticipates advising primarily on new debt financings however, it also advises private companies involved in merger and acquisition activity as to which investment banking firms they should engage. The Company does not maintain any customer accounts, handle customer funds, or securities, and is not involved in any trading activities.

Note 2 Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares financial statements in accordance with Generally Accepted Accounting Principles in the United States.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business as cash and cash equivalents.   Cash and cash equivalents are held at one bank, and at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") 606 *Revenue from Contracts with Customers.*

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer.   The Company's revenues within the scope of ASC 606 include fees from investment banking and merger and acquisition advisory services.

The Company may provide advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity, consulting, marketing, and the pricing of securities to be issued. The Company's contracts generally have a duration of one year or less.

The Company has participated as an underwriter in bond transactions as a co-underwriter with a large investment bank. Revenue is recognized upon closing of the underwriting.

The Company's agreements contain nonrefundable retainer fees and / or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also a "base service fee" that is calculated on the date that a service is completed based on the details included in the underlying agreement. The retainer fees, base service fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company evaluates its nonrefundable retainer payments, to determine if the fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer.   If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for

Netrex Capital Markets, LLC

NOTES TO FINANCIAL STATEMENTS

all the services promised in the contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

At January 1, and December 31, 2023, there was $0 of deferred revenue.

Revenue is recognized over time for some advisory or consulting arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Revenue from the referral fees is recognized when the corresponding transaction is closed and the consideration is determinable. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Account Receivable and Allowance for Credit Losses

Accounts receivable are due when invoiced or within 30 days and allowance for credit losses is provided based upon a periodic analysis of individual account balances. At December 31, 2023 the Company determined that no allowance for credit losses was necessary.

Income Taxes

The Company is an LLC and is disregarded for Federal income tax purposes. Accordingly, no provision for income taxes is provided in the financial statements. The company has paid New York State income tax on behalf of its members through a pass-through entity tax election with New York, which is recorded as distributions for 2023.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states.

The Company has no uncertain tax positions at December 31, 2023.
The Company's tax returns are open for examination for the year 2020 and thereafter.

Advertising Costs

Advertising costs are charged to operations during the period in which they are incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Netrex Capital Markets, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio after such withdrawals or payments would exceed 10 to 1.   The Company had net capital of $2,292,881 and excess capital of $2,192,881 as of December 31, 2023, and a net capital requirement of $100,000.   The Company's net capital ratio as of December 31, 2023 was .059 to 1

NOTE 4 - Related Party Transactions

The Company is owned by the Members.   The Members assume responsibility for all income tax liabilities.

During the year ended December 31, 2023, pursuant to an agreement between the Company and Netrex LLC, an entity in which the chief executive officer has an ownership interest, the Company recorded an administrative services fee expense of $16,500 charged by the affiliate. The administrative fee expense covers fees paid for the affiliate's personnel to provide limited services to the Company. This amount is included in Service agreement expense on the Statement of Income. The affiliate also provided payroll services, benefits and paid jointly incurred expenses on behalf of the Company for which it was reimbursed. The Company incurred $768,172 of such costs during the year. Included in accounts payable and accrued expenses is $35,800 payable to the affiliate.

The Company incurred $421,124 of fees to an entity affiliated with the Company's chief executive officer for promotional activities. At December 31, 2023, there is $0 due to this entity.

NOTE 5 – Concentration of Credit Risk and Major Customers

During 2023 three customers accounted for 39% of the Company's revenue. At December 31, 2023, all of the Company's accounts receivable was due from three customers.

NOTE 6 – Lease Commitment

The Company leases office space under operating leases with initial non-cancelable terms in excess of one year.   The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes the lease liability and a right of use (ROU) asset on its balance sheet by measuring the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). Lease costs for lease payments are recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term. The Company has a variable financial lease of a copier, the amount is immaterial and is included in the Statement of Income as an Office Expense.

Netrex Capital Markets, LLC

NOTES TO FINANCIAL STATEMENTS

Maturity of the Company office lease is June 2025, there is a renewal option for five years. Because the Company is not reasonably certain to exercise this renewal option, the optional period is not included in determining the lease term liability. The amounts due under the noncancelable office operating lease with initial non-cancelable terms in excess of one year are as follows:

Year	Lease Payments	Imputed Interest
2024	$57,222	$2,359
2025	$28,611	$ 261
	$85,833	$2,620

Additional Lease Disclosures: Weighted Average Remaining Lease Term 1.5 years.
Weighted Average Discount Rate 4.5%.

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e. building property taxes, insurance, and utilities). These variable lease payments are not included in lease payments used to determine the lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with the lease for the year ended December 31, 2023 was $75,365. The lease is with an affiliated entity of the company's CEO.

NOTE 7 - Subsequent Events

The company evaluated subsequent events through the date that the financial statements were available to be issued. As of March 27, 2024 the company distributed $2,100,000 to Members from Members equity.

SUPPLEMENTAL INFORMATION

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 of the Securities and Exchange Commission

Netrex Capital Markets, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 of the Securities and Exchange Commission

Netrex Capital Markets, LLC is exempt from Rule 15c3-3 of The Securities and Exchange Commission under the provision of Rule 15c3-3(k)(2)(i).

Netrex Capital Markets, LLC
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2023

Member's Equity per Statement of Financial Condition	$	2,806,957
Less: Nonallowable assets		514,076
Net capital	$	2,292,881
Aggregate indebtedness - items included in financial statements	$	134,800
Basic net capital requirement ($100,000 minimum)	$	100,000
Excess net capital	$	2,192,881
Net Capital less 120% minimum net capital requirement		2,172,881
Percentage of aggregate indebtedness to net capital		5.9%

There were no differences between the above calculation and the Company's amended
 calculation of net capital as reflected on the unaudited Form X-17a-5 Part IIA



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Netrex Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Netrex Capital Markets, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2023 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mayer Hoffman McCann CPAs

New York, New York
March 27, 2024

Mayer Hoffman McCann CPAs
The New York Practice of Mayer Hoffman McCann P.C.
An Independent CPA Firm

5 Bryant Park at
1065 Avenue of the Americas
New York, NY 10018

Phone: 212.790.5700
Fax: 816.897.1387
mhmcpa.com





NETREX
CAPITAL MARKETS, LLC

Exemption Report

Netrex Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Brent E. Hippert, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Brent E. Hippert
Title: CFO
March 6, 2024